EXHIBIT 99
PROFESSIONAL VETERINARY PRODUCTS, LTD.
Schedule of Allowances

	Balance at	Charged to
	beginning of	costs and		Balance at end of
	period	expenses	Deductions	period
Allowance for doubtful accounts (in thousands)
Year ended July 31, 2005	$821	$656	$507	$970
Year ended July 31, 2004	760	236	175	821
Year ended July 31, 2003	353	426	19	760
Year ended July 31, 2002	—	425	72	353
Year ended July 31, 2001	—	—	—	—
Allowance for obsolete inventory (in thousands)
Year ended July 31, 2005	$129	$23	$—	$152
Year ended July 31, 2004	—	129	—	129
Year ended July 31, 2003	—	—	—	—
Year ended July 31, 2002	—	—	—	—
Year ended July 31, 2001	—	—	—	—